Q1 2025

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated February 11, 2025 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the three months ended December 31, 2024 (“Q1 Fiscal 2025”), and the audited annual consolidated financial statements for the year ended September 30, 2024 ("Fiscal 2024") (the "Annual Financial Statements" together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and includes the use of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS, but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•Adjusted gross margin;
•Adjusted gross margin %; and
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus, Winnipeg Facility, Lac-Supérieur Facility, London Facility, and Aylmer Facility (each as defined herein) licensing and production capacity and the timing and expected benefits thereof;
•Expectations regarding production capacity, facility size, tetrahydrocannabinol ("THC") content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s primary operating subsidiaries, Organigram Inc., being the resulting entity from the October 2023 amalgamation between Organigram Inc., The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and Motif Labs Ltd. ("Motif");
•The final outcome of the Anti-Dumping Investigation (as defined herein) in respect of Canadian cannabis exports to Israel;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products and the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis classes, formats, cannabinoid content and potency, including regulations relating thereto, the timing and the implementation thereof, and our future product formats;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the revenue growth from innovative products, particularly the commercialization of FASTTM (Fast Acting Soluble Technology) nanoemulsion technology ("FASTTM") and the competitive edge in the gummy category with this technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•Expectations regarding the Company's investments in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank"), Steady State LLC (d/b/a Open Book Extracts) ("OBX"), and Sanity Group GmbH ("Sanity Group");
•Expectations regarding the Company's acquisition, integration and synergy realization of Motif;
•Expectations regarding European Union Good Manufacturing Practice ("EU-GMP") certification, including acceptance of any corrective action plans and timing for the issuance of the certification;
•Expectations regarding the resolution of litigation and other legal proceedings;
•Expectations regarding the Company's remedial activities relating to disclosure controls and procedures or internal control over financial reporting;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability of sufficient inputs and the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of the Company's common shares ("Common Shares") and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export permits from time to time;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
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•Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable and the demand for product in Israel;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, the consummation and timing of the final outstanding tranche of the follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment") and the Company’s ability to access the public markets or credit facilities from time to time to fund operational activities and growth;
•The Company’s ability to remain listed on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market ("NASDAQ") and the impact of any actions it may be required to take to remain listed;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness, integration and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during the fiscal year ended September 30, 2025 ("Fiscal 2025"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A") and Adjusted EBITDA.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures or any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policies, including customs, tariffs, trade, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as licensed producers (a "Licensed Producer" or "LP") or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; expectations related to the ongoing war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the outcome of the final Anti-Dumping Investigation; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology ("IT") system; the effectiveness of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as
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planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following:
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc Ltd. ("Canndoc") expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, Management changed the calculation of Adjusted EBITDA to include provision for expected credit losses and has conformed prior quarters accordingly .

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS

Organigram is a federally incorporated Canadian cannabis cultivator and manufacturer of finished cannabis goods. Our principal operating subsidiaries, Organigram Inc. and Motif, are Licensed Producers of cannabis regulated by Health Canada. We are authorized to cultivate cannabis and to manufacture and distribute cannabis products to wholesale and retail channels in the recreational and medical cannabis regimes.

Our head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. Our registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. Organigram's Common Shares are listed under the ticker symbol “OGI” on both the NASDAQ and the TSX. Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

We conduct our operations at several facilities: (i) our primary indoor cultivation and manufacturing facility in Moncton, New Brunswick (the “Moncton Campus”); (ii) our edibles manufacturing facility in Winnipeg, Manitoba (the "Winnipeg Facility"); and (iii) our craft flower cultivation and hash production facility in Lac-Supérieur, Québec (the "Lac-Supérieur Facility"). We also export cannabis to various international jurisdictions.

On December 6, 2024, we acquired Motif, a leading cannabis company specializing in cannabis extraction and vape and infused pre-roll formulation and production. As a result of the acquisition, we now operate two additional cannabis processing facilities in Southwestern Ontario: one in Aylmer (the "Aylmer Facility") and the other in London (the "London Facility"). The Aylmer Facility houses advanced CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The London Facility will be optimized for labelling, packaging, and national fulfillment. The Aylmer Facility and London Facility provide us with physical footprints in Canada's most populous province, and are expected to aid us in further optimizing its production and logistics.

STRATEGY
Our corporate strategy is to leverage our broad consumer brand and product portfolio and our culture of innovation to increase our market share, drive profitability, expand internationally, and continue to be an industry leader that delivers long-term shareholder value.

The pillars of our strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires innovation and the creation of breakthrough products that are embraced by the market and provide a long-term competitive advantage. We are committed to maintaining a culture of innovation and have a track record of introducing differentiated products that quickly capture market share, specifically:

•SHRED: Canada's first milled flower product blended to create curated flavour profiles;
•Monjour Wellness gummies: a cannabidiol ("CBD") focused wellness brand available in a large format and offering multiple flavours in one package;
•SHRED X Rip-Strip hash: a patent-pending botanical terpene-infused hash product sold in convenient pre-cut strips;
•SHRED X Heavies: a line of ultra-high THC (40%+) infused pre-rolls with diamonds, distillate and botanical terpenes;
•THCV: Canada's first whole-flower derived tetrahydrocannabivarin ("THCV") products, including gummies and whole and milled flower, offering consumers a differentiated experience compared to THC;
•SHRED Dartz: tube-style pre-rolls delivered in a format familiar to consumers in a sleek and low-profile package;
•SHRED Rainbow Oz. Dartz: a multi-flavour offering containing 7 different packs of pre-rolls, for a total of 70 pre-rolls per package; and
•Edison Sonics: Canada's first gummy product utilizing FASTTM which is clinically validated to show onset of up to 50% faster and results in nearly double the amount of peak cannabinoid levels compared to gummies without FASTTM.

Consistent with our innovation culture, we have a product development collaboration ("PDC") with BAT, our largest institutional shareholder and a leading multi-category consumer goods business, through which we established a "Centre of Excellence" (the "CoE") to focus on developing the next generation of cannabis products. The CoE is located at the Moncton Campus, where Organigram has been authorized to conduct research and development activities with cannabis. Under the terms of the Product Development Collaboration agreement (the "PDC Agreement") between the parties dated March 10, 2021, we have a worldwide,
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royalty-free, sub-licensable, perpetual license to exploit IP developed in the PDC in any field. This license, which is exclusive to us in Canada and non-exclusive to us outside of Canada, enhances our ability to enter international markets, including through sublicensing arrangements with established operators. Both companies contributed scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies.

2. Consumer Focus
We seek to address the changing needs of the cannabis consumer through our broad brand and product portfolio in which we offer products in the most popular categories and at attractive price points. Based on ongoing consumer research, our product portfolio is frequently refreshed with new and diversified flower strains and new package formats and product introductions. Our strong consumer appeal is evidenced by our #1 market position1 as of the end of Q1 Fiscal 2025, and our category leadership:
•SHRED: $230 million in annual retail sales as of the last twelve months at the end of Q1 Fiscal 20251
•Hash: since acquiring the Lac-Supérieur Facility, we have expanded hash distribution nationally and introduced the innovative Rip-Strip Hash product. On December 31, 2024, we held the #1 market position in the hash category1
•SHRED’ems and Monjour gummies: among the top-selling gummies in Canada. As of the end of Q1 Fiscal 2025, we held the #3 market position in the gummy category with Monjour being the best-selling CBD-only gummy1 ; and
•Boxhot: we acquired the Boxhot brand through our acquisition of Motif in December, 2024. Boxhot is one of Canada's leading cannabis brands with $155 million in retail revenue in the last twelve months1, and is the leading vape brand in the country1, while also representing products in the infused pre-roll and concentrates categories.

In addition to third-party and direct consumer research, we maintain contact with consumers online via social media.

3. Efficiency
We are committed to increasing the efficiency of our operations and have allocated significant capital to improving our facilities, production processes, and logistics. We continue to invest in operational efficiencies and capacity-driving projects to reduce costs and increase scale.

The Moncton Campus utilizes three-tier cultivation technology to maximize the use of facility square footage. It also employs proprietary information technology to track all aspects of the cannabis cultivation and harvest process. This is complemented by automation in post-harvest production, including high-speed pouch filling, pre-roll machines and automated excise stamping. The Company's strategic investment in Phylos has allowed it to transition a portion of its garden to seed-based production, which is anticipated to reduce costs and yield more robust, consistent plants over time. 21% of harvests in Moncton were from seeds in Q1 Fiscal 2025.

The Winnipeg Facility is highly automated and efficiently handles both small-batch artisanal manufacturing of edibles and large-scale nutraceutical-grade production, enabling us to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivative products processing operation. We have strategically invested in the Lac-Supérieur Facility to increase cultivation capacity, processing and storage space, and accelerate automation.

The acquisition of Motif in December, 2024, added two facilities to Organigram's operational footprint, discussed further the in "Discussion of Operations" section below. The acquisition is expected to generate over $10 million in annual run-rate synergies within 24 months of the acquisition. Additional efficiency benefits are expected from incremental capex programs targeting the optimization of these facilities.

The Aylmer extraction facility is undergoing technological enhancements to augment hydrocarbon extraction, which is expected to drive down costs and increase capacity.

The London warehouse and distribution facility is undergoing an expansion and optimization program expected to reduce logistics costs.

1 As of December 31, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
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4. Market Expansion
We are committed to expanding our market presence by diversifying our product offerings and broadening our geographical footprint. We expect to enable this via strategic investments and acquisitions, along with assessments for international expansion. Examples of market expansion include:
•The strategic acquisitions of (i) EIC, whose Winnipeg Facility added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility; and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to our product portfolio and increased our presence in Québec;
•International shipments of bulk cannabis to Germany, Australia and the United Kingdom ("UK");
•The strategic Follow-on BAT Investment of $124.6 million and the creation of the "Jupiter Pool" targeting international opportunities, with initial investments completed in OBX and Sanity Group; and
•The acquisition of Motif resulted in Organigram becoming the #1 LP in Canada by market share2 and added two purpose-built facilities to its portfolio that are optimized for cannabis extraction, processing, manufacturing, and distribution. Motif's product portfolio is highly complementary to Organigram's, with minimal portfolio overlap.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO DECEMBER 31, 2024
In November 2024, the Company launched Edison Sonics gummies, its inaugural product powered by FAST™, an advanced nanoemulsion delivery system that breaks down cannabinoids into tiny particles, allowing them to be absorbed more quickly and efficiently during consumption, as described in the results of the PK study cited in the Research and Product Development section below.

In December 2024, the Company announced its acquisition of Motif, which resulted in Organigram becoming Canada's largest cannabis company by market share3. The Company acquired 100% of the issued and outstanding shares of Motif for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of Common Shares based on the 30 trading day volume weighted average price ("VWAP") of $2.3210 per Common Share. Motif's former shareholders will also be entitled to receive additional contingent consideration of $10 million payable in Common Shares with a deemed issue price of $3.22031 per Common Share, conditional on the Company achieving a price per Common Share exceeding $3.2203, based on the rolling 30-trading day VWAP within twelve months of the date of the transaction.

DISCUSSION OF OPERATIONS
Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, modular, strain-specific grow rooms providing the ability to control critical environmental requirements on a per room basis specific to the needs of each strain. The facility also enables in-house extraction, cannabinoid testing, remediation, and automated production and packaging lines. We continue to implement changes to our cultivation and production methodologies to improve operating conditions, increase capacity and flower quality, and reduce production costs.

The Company harvested 21,087 kg of dried flower during Q1 Fiscal 2025 compared to 19,946 kg of dried flower in Q1 Fiscal 2024.

Winnipeg Facility (Edibles)
This purpose-built, highly automated 51,000 square-foot manufacturing facility was designed to produce highly customizable, precise, and scalable cannabis-infused products in various formats including pectin and gelatin-based sugar-free gummies. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis. In May 2024, Organigram installed specialized manufacturing equipment for its nanoemulsion technology, and launched its first nanoemulsion gummies in November 2024.

Lac-Supérieur Facility (Hash/Concentrates and Craft Flower)
This facility initially had 6,800 square feet of cultivation area, which the Company expanded to 33,000 square feet in the fourth quarter of fiscal year 2023. The facility is equipped to produce 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using proprietary patent-pending technology with a capacity of 150 units per minute. The Company is currently producing Quebec-grown cannabis for its Trailblazer and Wola brands at this facility.

Aylmer Facility (Extraction and Manufacturing)
2 As of December 31, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
3 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M October 30, 2024
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The Aylmer Facility, acquired by the Company in December 2024 through the acquisition of Motif, houses advanced extraction and manufacturing capabilities including hydrocarbon and CO2 extraction and refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production. The facility provides low cost ingredients to Organigram, and produces on a monthly basis approximately 1,350 kg of distillate, 400,000 kg of hydrocarbon extract, 750,000 pre-rolls, and capacity to fill one million vapes.

London Facility (Warehousing and Distribution)
The London Facility, acquired by the Company in December 2024 through the acquisition of Motif, is a centralized warehouse distribution hub in Canada's most populous province of Ontario. The facility is expected to support growing demand for Organigram products, optimize fulfillment, and reduce the cost and complexity of shipping product from the Company's Moncton Campus in New Brunswick.

RESEARCH AND PRODUCT DEVELOPMENT
Management believes that the cannabis industry is still in its nascent stages of product development and that product innovation backed by core fundamental research and development ("R&D") is necessary to establish a long-term competitive advantage in the industry. Our investments in these areas are expected to position the Company at the forefront of launching new, innovative, differentiated products and formulations that appeal to consumers.

BAT Product Development Collaboration and Centre of Excellence
The CoE was established to focus on R&D activities for the next generation of cannabis products, as well as fundamental cannabis science. Under the PDC Agreement, Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created in the PDC. Costs relating to the CoE are funded equally by Organigram and BAT. Approximately $31 million of BAT’s initial investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE's state-of-the-art biological experiment laboratory ("BioLab") enables us to conduct advanced research on plant science. Organigram has conducted R&D on several minor cannabinoids, which have since been introduced into our expanding product portfolio. The CoE is also developing a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions that are expected to enhance Organigram's product portfolio.

The PDC has completed a PK study that enables us to substantiate certain innovations with application in the edibles and vapour product formats. The PK study was a significant milestone that generated a robust dataset validating our development efforts and enabling us to commercialize nanoemulsion technology beginning with the launch of our Edison Sonics gummies in November 2024.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s sophisticated cultivation program includes a dedicated cultivation R&D space, which has accelerated rapid assessment and screening, while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high-terpene and high-THC cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the cultivation pipeline. This activity is supported by the wide-ranging technical collaboration being undertaken as part of the Company's strategic investment in Phylos.

OUTLOOK

Market Size
The Company maintains a positive outlook on the cannabis market, both in Canada and internationally. Canada-wide legal sales for the industry are expected to total $5.3 billion in calendar 20284. Canada's cannabis exports have increased significantly over the last five years, growing from $8 million in 2020, to approximately $218 million in its 20245.

The momentum of global cannabis reform has encouraged many cannabis operators to seek exposure to emerging medical and recreational markets. Furthermore, as international revenue is not subject to onerous Canadian cannabis excise duties, LPs have increasingly sought growth in this area to expand their revenues and margins, while further solidifying Canada's strong reputation abroad for producing high quality cannabis.

Business Outlook
Opportunities to scale new cannabis strains require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before roll-out across a facility. Organigram’s commitment to investing in
4 October, 2024 data from BDSA
5 Source: https://mjbizdaily.com/canada-medical-cannabis-exports-jump-to-ca220-million-domestic-sales-decline/
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    8

new genetics and innovations continues, and we expect to launch new genetics, ready-to-consume innovations, and products containing minor cannabinoid stacks in various formats.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from innovative products, particularly through the commercialization of FASTTM with the launch of Edison Sonics gummies. FASTTM gummies have been clinically validated to produce up to a 50% faster onset and nearly double the level of cannabinoid concentration at peak compared to traditional gummies without FASTTM. The Company anticipates garnering a competitive edge in the gummy category with this new ingestible technology.

The Company's international sales increased sequentially throughout Fiscal 2024. Organigram further diversified its international supply partners in Fiscal 2024, and established a foothold in the rapidly growing German cannabis market through a $21 million investment in Sanity Group. This investment enhanced Organigram's previously announced supply agreement with Sanity Group such that its cannabis export volumes to the German market are expected to increase throughout Fiscal 2025. The anticipated EU-GMP certification of Organigram's Moncton Campus, if obtained, is also expected to drive the growth of its international revenue.

In 2024, Organigram achieved significant efficiencies in production, manufacturing, and logistics, driving notable growth in adjusted gross margins.

The Company expects adjusted gross margin6 to stabilize at approximately 35% in Fiscal 2025. It also anticipates positive full-year Adjusted EBITDA6 surpassing Fiscal 2024 levels, along with positive cash flow from operations.

Organigram has identified the following opportunities that it believes have the potential to improve margins in the future:
•Increased sales of higher-margin ready-to-consume products, including edibles, vapes, and tube-style pre-rolls;
•Growth in high-margin international sales, with a strategic focus on the growing German market;
◦The Company anticipates increasing its flower output by approximately 12,000 kg annually through expansion initiatives in Fiscal 2025 and Fiscal 2026 to address growing demand from international markets; and
•Continued operational efficiencies across the Company's facilities and a ramp-up of seed-based production, reducing input costs and improving profitability.

The Company’s acquisition of Motif in December 2024 brings several margin-enhancing opportunities:
◦Expanded production capabilities, enabling better utilization of assets, improved inventory turnover and economies of scale;
◦Integration of Motif’s operations, which is expected to generate over $10 million in annualized run-rate synergies within 24 months of the acquisition;
◦The central Ontario distribution hub is anticipated to reduce shipping costs and streamline logistics, enhancing overall operational efficiency; and
◦Leadership in high-margin categories such as vapes and infused pre-rolls, combined with the PDC with BAT, which supports the introduction of innovative, premium products tailored to evolving consumer preferences.

Industry Trends

Competition and Supply
The cannabis industry is highly competitive and has historically experienced oversupply owing both to regulated LPs and the still largely unfettered operations of the illicit market, including many online delivery platforms. Recently, supply and demand dynamics have stabilized as many LPs have reduced surplus cultivation capacity through M&A and liquidation, with increasing levels of cultivation surplus being directed toward international markets. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and ready to consume products such as infused pre-rolls, vapes, beverages and novel edibles.

Inflated THC
Inflated THC potency labeling has been a persistent issue in the cannabis industry due to varying regulatory interpretations of testing standards. In response, key organizations, including the Cannabis Standards Alliance of Canada (CSAC) and Health Canada, have intensified efforts to establish consistent testing protocols. The Ontario Cannabis Store (OCS) implemented secondary testing in 2024 to verify potency claims, leading to a reduction in high-THC product listings. Health Canada also launched a data-gathering initiative to randomly test retail cannabis, signaling potential enforcement actions against inaccurate labeling. These measures reflect growing regulatory scrutiny and the industry's push for greater transparency and consumer trust.

6 Adjusted gross margin and Adjusted EBITDA are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    9

Product Formats

Dried Flower and Pre-Rolls
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian recreational cannabis market7 and we believe these categories will continue to dominate based on market data from mature legal markets in certain U.S. states and due to regulatory restrictions on other product formats (e.g. the 10 mg per package THC limit in the edibles category). While we expect that consumer preferences will gradually shift away from THC content and price as primary purchase drivers, they appear to be the most important attributes to consumers for flower products today. Over time, we expect that genetic diversity and other quality-related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. We continue to conduct R&D on genetic breeding and pheno-hunting, and are transitioning a portion of our production to seed-based cultivation, with the goal of offering unique and consistent flower assortments to consumers.

Our portfolio of brands continues to show strong momentum within the flower segment in Canada and as of December 31, 2024, Organigram holds the #3 market share position in the flower category7. The growth and significant prevalence of dried flower value segment brands, however, has contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, the Company revitalized its Trailblazer brand, using added capacity at the Lac-Supérieur Facility to supply the brand with premium cannabis. To address the growing demand for strain differentiation in the value segment, the Company has routinely expanded the strains available in its Big Bag O' Buds brands. Organigram is also a leader in infused and non-infused pre-rolls. As of December 31, 2024, Organigram held the #2 market position in infused pre-rolls and the #1 market position in all pre-rolls7.

Cannabis Derivatives
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to gain market share over the next several years at the expense of dried flower8. Organigram is committed to these growing categories.

The Winnipeg Facility enables Organigram to produce high quality ingestible products (such as gummies) at scale, positioning it to effectively compete in this segment. The Lac-Supérieur Facility enables Organigram to produce high-quality products in the growing hash segment. The Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. As of December 31, 2024, Organigram continues to hold the #1 market share in the hash category7.

In Q1 Fiscal 2025, Organigram held the number #3 position in the gummy category7.

Monjour, Organigram's wellness brand, predominantly provides consumers with THC-free products that are focused on CBD and other minor cannabinoids.The Monjour product line was expanded to include gummies that contain minor cannabinoids beyond CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and CBG.

Following the Company's acquisition of Motif, Organigram leads in market share in the vape category7, and adds considerable vape expertise to its team, positioning the Company to better leverage its strong pipeline of vape innovation. After an initial test launch of Greentank's quantum vape technology in the second quarter of Fiscal 2024, the Company elected to refine its go-to-market approach. The Greentank technology will now be added to Motif's vape portfolio plan. The vape segment is driving significant growth and is one of the fastest growing segments in the total Canadian cannabis category.

International Market

Outside of Canada, the Company serves several international markets via exports and seeks to augment these sales channels over time. Future international shipments are contingent upon the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchaser's regulatory authority.

The Company serves a diverse international medical supply customer base in Australia, Germany, the UK, and Israel, and has completed a major strategic investment in a German cannabis leader, Sanity Group, to establish a foothold in the growing European cannabis market. The Company has also completed strategic investments into two U.S.-based companies, OBX and Phylos, and continues to monitor and explore opportunities in the U.S. as regulations allow.

7 As of December 31, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
8 Source: BDSA Forecast – September 2024, : Adjusted Hifyre (Hifyre, WC, NB/NS Board Data) – December 2024
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    10

In 2024, the Israeli government launched an anti-dumping investigation of Canadian cannabis exports to Israel (the "Anti-Dumping Investigation"). Participation by LPs was voluntary. Organigram made several submissions to the Israeli government with data demonstrating that we did not engage in dumping. To date, the Israeli anti-dumping authorities have not agreed with our position. A final decision on the question of dumping is expected in 2025. A finding of dumping under international trade law could result in the imposition of a dumping duty on Israeli importers of Canadian cannabis exports by LPs. See "Risk Factors" in this MD&A for further details about the Anti-Dumping Investigation.

EU-GMP certification opens up business opportunities in international markets. Organigram submitted its EU-GMP certification application for its Moncton Campus in the first quarter of Fiscal 2024. A preliminary audit of the facility was completed in February 2024, enabling us to proceed to the next step in the process of securing an audit date with the European Union regulatory authority. The Company completed its EU-GMP audit in November 2024, and is completing the final steps in anticipation of certification.

Jupiter Investment Pool

International expansion initiatives are expected to be supported in Fiscal 2025 and beyond by the $124.6 million Follow-on BAT Investment, with $83 million of conditional funding earmarked for the Jupiter Pool investment fund.9 To date, approximately $23 million has been deployed from the Jupiter Pool to fund investments by Organigram in OBX and Sanity Group. Upon the expected closing of the third and final tranche of the Follow-on BAT Investment in February 2025, approximately $60 million (being the remaining portion of the Jupiter Pool funds) will become available to support continued expansion into the U.S. and other international markets in compliance with applicable laws.

Jupiter Strategic Investments

On March 26, 2024, the Company completed its inaugural Jupiter Pool investment with a US $2 million investment into U.S.-based OBX.

On June 25, 2024, the Company completed its first European strategic investment, with an approximate $21 million investment into German medical cannabis leader, Sanity Group.

9 The Follow-on BAT Investment is structured to close over three tranches, with the first two tranches already funded and the third and final tranche expected to be funded in February 2025, subject to the closing conditions under the subscription agreement between Organigram and BAT, a copy of which is available on SEDAR+.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    11

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain Non-IFRS Measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the three months ended December 31, 2024 and December 31, 2023. Commentary is provided in the pages that follow.

	Q1-2025	Q1-2024	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$66,806	$56,270	$10,536	19%
Net revenue	$42,730	$36,455	$6,275	17%
Cost of sales	$28,615	$26,944	$1,671	6%
Gross margin before fair value adjustments	$14,115	$9,511	$4,604	48%
Gross margin % before fair value adjustments	33%	26%		7%
Realized fair value on inventories sold and other inventory charges	$(13,066)	$(11,923)	$1,143	10%
Unrealized gain on changes in fair value of biological assets	$12,765	$9,112	$3,653	40%
Gross margin	$13,814	$6,700	$7,114	106%
Operating expenses	$25,119	$22,629	$2,490	11%
Loss from operations	$(11,305)	$(15,929)	$(4,624)	(29)%
Other expenses (income)	$11,652	$(179)	$11,831	nm
Net loss	$(22,957)	$(15,750)	$7,207	46%
Net loss per common share, basic	$(0.202)	$(0.194)	$0.008	4%
Net loss per common share, diluted	$(0.202)	$(0.194)	$0.008	4%

Net cash (used in) provided by operating activities	$(4,180)	$7,687	$(11,867)	nm

Adjusted Gross Margin(1)	$14,279	$11,196	$3,083	28%
Adjusted Gross Margin %(1)	33%	31%		2%
Adjusted EBITDA(1)	$1,410	$136	$1,274	937%

Financial Position
Working capital	$162,532	$122,823	$39,709	32%
Inventory and biological assets	$103,953	$81,234	$22,719	28%
Total assets	$479,207	$299,014	$180,193	60%
Non-current financial liabilities(2)	$43,289	$34,439	$8,850	26%
Note (1): Non-IFRS Measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

For the three months ended December 31, 2024, the Company recorded net revenue of $42,730 compared to net revenue of $36,455 for the three months ended December 31, 2023. Net revenue increased on a period-over-period basis primarily due to an increase in international revenue and recreational revenue, as well as the contributions from Motif's vape sales following the acquisition of Motif, for the period from December 6, 2024 to December 31, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    12

For the three months ended December 31, 2024, the ASP of recreational flower increased to $1.72 per gram compared to $1.56 per gram for the three months ended December 31, 2023. The ASP of recreational flower in Q1 Fiscal 2025 as compared to Q1 Fiscal 2024 has increased, as the Company has observed a more balanced supply and demand dynamic in Q1 Fiscal 2025.

Sales volumes of all flower in grams increased by 3% to 15,281 kg for the three months ended December 31, 2024 compared to 14,894 kg in the comparative period, primarily due to an increase in adult-use recreational cannabis sales.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the three months ended December 31, 2024 and December 31, 2023:

	Q1-2025	Q1-2024
Recreational Flower, net of excise duty	23,688	20,355
Recreational Vapes, net of excise duty	4,089	834
Recreational Hash, net of excise duty	3,107	2,735
Recreational Infused Pre-rolls, net of excise duty	3,124	2,838
Recreational Edibles, net of excise duty	4,402	5,085
Recreational Ingestible Extracts and Oil, net of excise duty	148	2,578
Medical, net of excise duty	496	446
International Flower and Oil	3,330	1,027
Wholesale and Other	346	557
Total Net Revenue	$42,730	$36,455

COST OF SALES AND GROSS MARGIN
The gross margin for the three months ended December 31, 2024 was $28,615 compared to $26,944 for the three months ended December 31, 2023. The changes and significant items impacting the three months ended December 31, 2024 were: (i) higher recreational cannabis revenue; (ii) lower cultivation and post-harvest costs; and (iii) higher unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the three months ended December 31, 2024 was $12,765 as compared to $9,112 in Q1 Fiscal 2024.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
Adjusted gross margin is a Non-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    13

	Q2-F23	Q3-F23	Q4-F23[10]	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25
Net revenue	$39,493	$32,785	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730
Cost of sales before adjustments	26,121	26,711	38,101	25,259	26,019	26,474	28,155	28,451
Adjusted gross margin	13,372	6,074	7,939	11,196	11,609	14,586	16,543	14,279
Adjusted gross margin %	34%	19%	17%	31%	31%	36%	37%	33%
Less:
Provisions and impairment of inventories and biological assets	1,256	2,823	532	1,672	314	628	2,043	13
Provisions to net realizable value	2,265	2,755	4,252	13	33	71	709	151
Gross margin before fair value adjustments	9,851	496	$3,155	$9,511	$11,262	$13,887	$13,791	$14,115
Gross margin % (before fair value adjustments)	25%	2%	7%	26%	30%	34%	31%	33%
Add: Realized fair value on inventories sold and other inventory charges	(14,170)	(13,588)	(15,901)	(11,923)	(11,062)	(13,728)	(15,365)	(13,066)
Unrealized gain on changes in fair value of biological assets	14,121	8,395	21,751	9,112	9,400	13,849	18,790	12,765
Gross margin(1)	$9,802	$(4,697)	$9,005	$6,700	$9,600	$14,008	$17,216	$13,814
Gross margin %(1)	25%	(14)%	20%	18%	26%	34%	39%	32%
Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Both adjusted gross margin and gross margin before fair value adjustments have improved throughout Fiscal 2024. Notably, the adjusted gross margin in Q4 2024 reached the highest level reported in the preceding eight quarters. This increase is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023 and higher recreational cannabis revenue. In Q1 Fiscal 2025, the gross margin has reduced primarily due to lower unrealized gain on changes in fair value of biological assets.

OPERATING EXPENSES

	Q1-2025	Q1-2024	CHANGE	% CHANGE

General and administrative	$11,233	$11,277	$(44)	—%
Sales and marketing	5,804	4,595	1,209	26%
Acquisition and transaction costs	4,504	590	3,914	663%
Research and development	2,369	4,467	(2,098)	(47)%
Share-based compensation	1,209	1,700	(491)	(29)%
Total operating expenses	$25,119	$22,629	$2,490	11%

GENERAL AND ADMINISTRATIVE
For the three months ended December 31, 2024, the Company incurred general and administrative expenses of $11,233 compared to $11,277 for the three months ended December 31, 2023. The decrease in expenses mainly relates to lower insurance costs.

SALES AND MARKETING
For the three months ended December 31, 2024, the Company incurred sales and marketing expenses of $5,804 or 14% of net revenues as compared to $4,595 or 13% of net revenues for the three months ended December 31, 2023. The increase in the current period is on account of higher trade investments with retail partners, driven by a more competitive retail landscape.

ACQUISITION AND TRANSACTION COSTS
For the three months ended December 31, 2024, the Company incurred transaction and acquisition costs of $4,504 compared to $590 for the three months ended December 31, 2023. The increase was primarily driven by the acquisition of Motif, including financing activities, due diligence, regulatory filings, and legal and advisory services.

RESEARCH AND DEVELOPMENT
Research and development costs of $2,369 decreased from the comparative period of $4,467 primarily due to reduced activity under the PDC Agreement with BAT and other product innovation projects.

10 Q4 Fiscal 2023 results are for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    14

SHARE-BASED COMPENSATION
For the three months ended December 31, 2024, the Company recognized $1,209 of share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees, compared to $1,700 for the three months ended December 31, 2023.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

OTHER (INCOME) EXPENSES

	Q1-2025	Q1-2024	CHANGE	% CHANGE

Investment income, net of financing costs	(825)	(522)	303	58%
Share of loss from investments in associates, net	—	155	(155)	(100)%
Change in fair value of contingent consideration	—	(50)	(50)	(100)%
Change in fair value of derivative liabilities, preferred shares and other financial assets	14,495	456	14,039	3,079%
Other non-operating income	(2,018)	(218)	1,800	826%
Total other (income)/expenses	$11,652	$(179)	$11,831	6,609%

INVESTMENT INCOME
Investment income (net of financing costs) of $825 was earned for the three months ended December 31, 2024, compared to $522 for the three months ended December 31, 2023. The change in investment income was primarily as a result of higher cash balance in the beginning of the current period as compared to the three months ended December 31, 2023.

CHANGE IN DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a loss of $14,495 for the three months ended December 31, 2024, compared to $456 for the three months ended December 31, 2023. The following are the fair value changes that were recognized for the three months ended December 31, 2024, and 2023:

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Investment in Phylos	$(2,471)	$(104)
Investment in OBX	(288)	—
Investment in Sanity Group (convertible loan)	(1,151)	—
Investment in Sanity Group (common shares)	47	—
Top-up rights	18,945	176
Commitment to fund third tranche of Phylos convertible loan	(303)	384
Commitment to issue Preferred Shares	(671)	—
Warrants	(3,348)	—
Preferred Shares	3,735	—
	$14,495	$456

NET LOSS
Net loss for the three months ended December 31, 2024 was $22,957 or $0.202 per Common Share (basic and diluted), compared to net loss of $15,750 or $0.194 per Common Share (basic and diluted) for the three months ended December 31, 2023. The increase in net loss from the prior period is primarily attributable to a higher fair value loss recognized in relation to top-up-rights of BAT, which was partially offset by an increase in gross margin and fair value gain on other financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    15

SUMMARY OF QUARTERLY RESULTS

	Q2-F23	Q3-F23	Q4-F23[11]	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25
Financial Results
Recreational cannabis revenue (net of excise)	$27,415	$29,202	$44,596	$34,425	$33,118	$36,467	$38,839	$38,558
Medical, international, wholesale and other revenue	$12,078	$3,583	$1,444	$2,030	$4,510	$4,593	$5,859	$4,172
Net revenue	$39,493	$32,785	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730
Net income (loss)	$(7,488)	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)
Net (loss) income per common share, basic[12]	$(0.096)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.027	$(0.050)	$(0.202)
Net (loss) income per common share, diluted[12]	$(0.096)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.026	$(0.050)	$(0.202)
Operational Results
Harvest (kg) - dried flower	20,624	18,604	28,071	19,946	20,962	21,420	23,323	21,087
Employee headcount (#) (1)	939	923	935	984	987	914	875	1,093
Note 1:    Q1 Fiscal 2025 employee headcount includes Motif's employees.

The Company saw a decrease in net revenues in Q3 Fiscal 2023 compared to Q2 Fiscal 2023. In Q4 Fiscal 202312, net revenue increased as a result of higher international sales. This was followed by a sequential decrease in net revenues in the first quarter of Fiscal 2024 and a subsequent increase in remaining quarters of Fiscal 2024. Net revenue in Q4 Fiscal 2024 was the highest that the Company has reported in the preceding eight quarters.In Q1 Fiscal 2025, net revenue has marginally decreased primarily as a result of lower international sales.

In fiscal year 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In the first and second quarters of Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In the third quarter of Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In Q4 Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In Q1 Fiscal 2025, the Company's net loss has increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif.

11 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023.
12 The Company implemented a consolidation of its common shares in July 2023 and as a result, basic and diluted net loss have been retrospectively adjusted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    16

Adjusted EBITDA
Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities. Preferred shares and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly.

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q2-F23	Q3-F23	Q4-F23[13]	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25
Net (loss) income as reported	$(7,488)	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)
Add/(Deduct):
Investment income, net of financing costs	(1,051)	(903)	(923)	(522)	(650)	(1,179)	(960)	(825)
Income tax expense (recovery)	1	(1,302)	(2,279)	—	(30)	—	30	—
Depreciation and amortization	6,936	7,029	5,422	2,837	3,130	3,039	3,073	3,387
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	3,037	757	—	—	—	—
Impairment of property, plant and equipment, intangible assets and goodwill	—	191,242	18,869	—	—	—	—	—
ERP implementation costs	1,377	2,561	2,415	991	173	7	465	744
Acquisition and other transaction costs	27	538	580	590	(170)	421	74	4,504
Inventory and biological assets fair value and NRV adjustments	3,570	10,771	(1,066)	4,496	2,009	578	(673)	465
Share-based compensation (per statement of cash flows)	1,342	1,325	1,208	2,007	1,995	2,087	1,093	1,325
Other (income) expenses	(2,305)	(3,981)	(352)	343	12,778	(6,687)	6,646	12,477
Provision for non-recurring credit losses	—	—	470	—	4,239	—	—	—
Research and development expenditures, net of depreciation	3,239	3,257	3,720	4,387	2,556	2,381	1,545	2,290
Adjusted EBITDA	$5,648	$(2,914)	$(1,890)	$136	$(1,045)	$3,465	$5,860	$1,410

Divided by: net revenue	39,493	32,785	46,040	36,455	37,628	41,060	44,698	42,730

Adjusted EBITDA Margin % (Non-IFRS Measure)	14%	(9)%	(4)%	—%	(3)%	8%	13%	3%

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and other non-operating (income) expenses.

The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in the second quarter of Fiscal 2023. During the third quarter of Fiscal 2023, the Company's Adjusted EBITDA decreased to a loss of $2.9 million due to lower international sales, continued price compression in the recreational market, low flower yields, and higher SG&A costs. In Q4 Fiscal 2023, continued price compression and lower international sales led to an Adjusted EBITDA loss of $1.9 million. In the first quarter
13 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    17

of Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to a higher adjusted gross margin (31%) resulting from lower cultivation and post-harvest costs and positive contributions from Edison Jolts product sales. In the second quarter of Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1 million and the decrease in Adjusted EBITDA from the first quarter of Fiscal 2024 was primarily due to increased sales and marketing expenses. In the third quarter of Fiscal 2024, as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs, Adjusted EBITDA increased to $3.5 million. In Q4 Fiscal 2024, the Company continued the momentum and achieved Adjusted EBITDA of $5.9 million. During Q1 Fiscal 2025, the Adjusted EBITDA decreased to $1.4 million due to lower international sales.

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company as at December 31, 2024 and September 30, 2024:

	DECEMBER 31, 2024	SEPTEMBER 30, 2024	% CHANGE
Cash, restricted cash and short-term investments	$71,183	$133,426	(47)%
Inventories	$90,449	$67,351	34%
Working capital	$162,532	$208,897	(22)%
Total assets	$479,207	$407,860	17%
Total current and long-term debt	$70	$85	(18)%
Non-current financial liabilities(1)	$43,289	$34,439	26%
Total shareholders' equity	$323,647	$305,989	6%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On December 31, 2024, the Company had total cash (including restricted cash and short-term investments) of $71,183 compared to $133,426 at September 30, 2024. The decrease is primarily due to a cash (net) payment of $59.2 million for the acquisition of Motif. The funds used to finance this acquisition were not drawn from the Jupiter Pool. Furthermore, the Company is expecting to close the third tranche from the Follow-on BAT Investment in the amount of $41.5 million on or about February 28, 2025.

Management believes its capital position continues to be healthy following the acquisition of Motif, and that sufficient liquidity is available to fund operations and strategic growth initiatives in the medium term, and management assesses additional financing alternatives regularly. Furthermore, the Company may be able to, if necessary and subject to prevailing market conditions, obtain equity or debt financing through capital markets. Additionally, subject to the restrictions in the amended and restated investor rights agreement dated January 23, 2024 between the Company and BAT (the "Amended IRA"), the Company may be able to use its shares as a currency for additional acquisitions. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

On October 6, 2023, the Company filed a final Canadian base shelf prospectus and corresponding amended Form F-10 registration statement (SEC File No. 333-274686) under the United States Securities Act of 1933, as amended, enabling the Company to qualify for the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units, during the 25-month period that the base shelf prospectus remains effective. The specific terms of any future offering of securities are required to be disclosed in a prospectus supplement filed with the applicable Canadian securities regulators and the SEC. In April 2024, the Company successfully closed the Unit Offering (as defined below) pursuant to the base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company’s cash flows during the three months ended December 31, 2024 and December 31, 2023:

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Cash provided by (used in):
Operating activities	$(4,180)	$7,687
Financing activities	(202)	(152)
Investing activities	(61,553)	(4,702)
	$(65,935)	$2,833
Effect of foreign exchange on cash	$2,014	—
Net cash provided (used)	$(63,921)	$2,833
Cash position
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    18

Beginning of period	132,605	51,757
End of period	$68,684	$54,590
Short-term investments	2,499	—
Cash (including restricted cash) and short-term investments	$71,183	$54,590

Cash used in operating activities after working capital changes for the three months ended December 31, 2024 was $4,180, compared to cash provided of $7,687 for the three months ended December 31, 2023. The increase in cash used by operating activities is attributed to an increased net loss.

Cash used in financing activities for the three months ended December 31, 2024 was $202. In comparison, for the three months ended December 31, 2023, cash used in financing activities was $152. The increase in cash used in financing activities in the current period was primarily due to higher interest expense on Right-Of-Use Assets that were acquired on account of acquisition of Motif leases.

Cash used in investing activities for the three months ended December 31, 2024 was $61,553, compared to cash used in investing activities of $4,702 for the three months ended December 31, 2023. The increase in cash used by investing activities is attributed to acquisition of a subsidiary for which the Company paid a cash consideration of $59,164.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three months ended December 31, 2024.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

The Company recently completed a project which redefined the job titles, roles and responsibilities of the majority of its employees. These changes resulted in fewer individuals meeting the definition of key management personnel for the three months ended December 31, 2024.

For the three months ended December 31, 2024 and December 31, 2023, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Salaries and bonus	$1,302	$1,571
Share-based compensation	775	937
Total key management compensation	$2,077	$2,508

During the three months ended December 31, 2024, 404,905 RSUs (December 31, 2023 – 1,307,654), were granted to key management personnel with an aggregate fair value of $1,538 (December 31, 2023 – $2,184). In addition, for the three months ended December 31, 2024, 404,905 PSUs (December 31, 2023 – 661,932) were issued to key management personnel with an aggregate fair value of $457 (December 31, 2023 – $518).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2024, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $418 (December 31, 2023 – $1,106) of direct expenses and the Company incurred $1,474 (December 31, 2023 – $5,024) of direct expenses and capital expenditures of $Nil (December 31, 2023 – $94) related to the Centre of Excellence ("CoE"). The Company recorded in the three months ended December 31, 2024, $946 (December 31, 2023 – $3,065) of these expenditures within research and development expense in the condensed consolidated interim statement
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    19

of operations and comprehensive loss. For the three months ended December 31, 2024, the Company recorded $Nil (December 31, 2023 – $47) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At December 31, 2024, there is a balance receivable from BAT of $3,697 (September 30, 2024 – $3,169).

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

The fair value of the convertible note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $647, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $683.

The fair value of the Motif's contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent shares consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    20

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's Common Shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

Derivative Warrant Liabilities
Unit Offering 2024
On April 2, 2024, the Company closed an offering of units (the "Unit Offering"). The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one Common Share (each, a "Warrant Share") for a period of four years following the closing date of the Unit Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events.

The holders of the Warrants issued pursuant to the Unit Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Unit Offering.

As at December 31, 2024, the Company revalued the remaining derivative liabilities to an estimated fair value of $4,424. During the three months ended December 31, 2024, the Company recorded a decrease in the estimated fair value change of the derivative liabilities of $3,348.

The following inputs were used to estimate the fair value of the Warrants at December 31, 2024:

DECEMBER 31, 2024
Risk free interest rate	2.92%
Life of Warrants (years)	3.25
Market price of Common Shares	$2.30
Expected future volatility of Common Shares	78.50%
Fair value per Warrant	$1.00

Top-up Rights
On March 10, 2021, the Company issued 14,584,098 Common Shares to BAT in connection with BAT's initial equity investment in the Company. On January 23, 2024, the Company issued an additional 12,893,175 Common Shares to BAT in connection with the closing of the first tranche of the Follow-on BAT Investment, which, at the time, increased BAT's beneficial ownership in the Company to 29.90% (measured on a non-diluted basis).

In connection with the closing of the first tranche of the Follow-on BAT Investment in late January 2024, BAT and the Company entered into the Amended IRA, which amended and restated the original investor rights agreement dated March 10, 2021 (the "Original IRA") between the parties. Pursuant to the Amended IRA, BAT has been granted certain Top-Up Rights to subscribe for
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    21

additional Common Shares or Preferred Shares, and together with the Common Shares, the "Shares") in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the Amended IRA as “bought deal Distributions”).

The Follow-on BAT Investment is structured such that the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, may not exceed 30% of the issued and outstanding Common Shares (the "30% Common Share Limit"). As a result, pursuant to the terms of the Amended IRA, if the issuance of Common Shares upon BAT exercising its Top-Up Rights would result in BAT's aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict BAT's voting control to 30.0% of the issued and outstanding Common Shares. Such Preferred Shares would be convertible into Common Shares in accordance with their terms.

The price per Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal to the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, RSUs, PSUs and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the Original IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at December 31, 2024, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA between the Company and BAT, at an estimated fair value of $25,283 (September 30, 2024 – $6,338). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three months ended December 31, 2024 of $18,945 (December 31, 2023 – $176).

The following inputs were used to estimate the fair value of the Top-up Rights at December 31, 2024 and September 30, 2024:

	DECEMBER 31, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$2.23 - $37.78	$3.65	$—	$—	$1.20 - $2.23
Risk free interest rate	2.85% - 2.90%	3.50%	2.86%	2.89%	3.10%
Expected future volatility of Common Shares	70.00% - 75.00%	90.00%	75.00%	75.00%	60.00%
Expected life (years)	1.90 - 3.64	3.76	3.04	2.42	1.41
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life (years)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a secured convertible loan agreement (the “Secured Convertible Loan Agreement”) with Phylos. Under the terms of this agreement, the Company has a commitment to fund US$4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the achievement of certain milestones. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at December 31, 2024, the Company revalued the commitment to fund the remainder of the third tranche to an estimated fair value of $65 (September 30, 2024 – $368) and recorded a change in fair value of $303 for the three months ended December 31, 2024 (December 31, 2023 – $384).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    22

Convertible Note
The fair value of the convertible note advanced to Sanity Group was determined using the binomial tree model. The key assumptions used in the Model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

Non-voting Class A preferred shares (the "Preferred Shares")
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the carrying amount of the Common Shares issued in the first tranche was measured as the difference between the proceeds received from BAT for the first tranche minus transactions costs and the fair value of the derivative of $1,921. Refer to Note 13 (iii) of the Annual Financial Statements for further information.

In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. As at September 30, 2024, the derivative liability for the third tranche was $4,771.

As at December 31, 2024, the Company revalued the derivative liability to an estimated fair value of $4,100. During the three months ended December 31, 2024, the Company recognized a fair value gain of $671 in the condensed consolidated interim statements of operations and comprehensive loss.

Preferred Shares
On August 30, 2024, in relation to the Follow-on BAT Investment (as hereinafter defined), the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. The number of shares that will be issued on conversion is not fixed and therefore, Preferred Shares are classified as liabilities. These liabilities are measured at FVTPL. The conversion feature is considered to be an embedded derivative that qualifies for bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method.

On initial recognition, the Preferred Shares were measured at a fair value of $31,594. As at September 30, 2024, the Preferred Shares had an estimated fair value of $31,070.

As at December 31, 2024, the Company revalued the Preferred Shares to an estimated fair value of $34,805.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at December 31, 2024 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2024	$5,948	$9,225	$15,173
Unrealized gain on change in fair value of biological assets	—	12,765	12,765
Production costs capitalized	9,106	—	9,106
Transfer to inventory upon harvest	(9,702)	(13,838)	(23,540)
Balance, December 31, 2024	$5,352	$8,152	$13,504
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The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 14 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of December 31, 2024, it is expected that the Company’s biological assets will yield 27,129 kg (September 30, 2024 – 28,889 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	December 31, 2024		September 30, 2024		SENSITIVITY	December 31, 2024	September 30, 2024
Average selling price per gram (excluding trim)	$1.63		$1.59		Increase or decrease by 10% per gram	$1,312	$1,463
Expected average yield per plant	178	grams	187	grams	Increase or decrease by 10 grams	$738	$781

The expected average yield per plant at December 31, 2024 and September 30, 2024, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at December 31, 2024 and February 6, 2025.

	DECEMBER 31, 2024	FEBRUARY 6, 2025
Common shares issued and outstanding	126,156,673	126,217,036
Preferred shares	8,463,435	8,463,435
Options	2,684,061	2,679,849
Warrants	4,450,500	4,450,500
Top-up Rights	18,110,630	18,086,368
Restricted share units	3,694,769	3,633,619
Performance share units	1,827,578	1,823,740
Total fully diluted shares	165,387,646	165,354,547

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended December 31, 2024 except for a new accounting estimate (refer to the Interim Financial Statements) and judgment that was made in relation to the acquisition of Motif. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended September 30, 2024.

Adoption of New Accounting Pronouncements
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated interim financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.
The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated interim financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments do not have an impact on the Company’s consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION
Pursuant to the terms of the PDC Agreement between the Company and BAT, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds in relation to CoE as at December 31, 2024 is $6,701 (September 30, 2024 – $8,175).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three months ended December 31, 2024, $946 (December 31, 2023 – $3,065) of expenses have been recorded in the statement of operations and comprehensive loss.

ACQUISITION OF SUBSIDIARIES
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    25

weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares (“Contingent Consideration”), conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally.

For the three months ended December 31, 2024, Motif contributed $7,581 of gross revenue and a net loss of $1,071, respectively to the consolidated results. If the acquisition had occurred on October 1, 2024, management estimates consolidated gross revenue of the Company would have been $97,906 and consolidated net loss would have been approximately $22,703 for the three months ended December 31, 2024.

Equity instruments issued
The fair value of the 17,233,950 Common Shares issued was $39,121, based on the TSX-listed share price of $2.27 per share of the Company at the closing on December 5, 2024. The number of Common Shares issued was determined by dividing the total share consideration of $40 million, as per the share purchase agreement, by the 5-day volume-weighted average TSX-listed share price of $2.3210 preceding the closing date.

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$21,618
Cash	5,055
Inventories	21,991
Property, plant and equipment	19,864
Right-of-use assets	5,744
Intangible assets	34,330
Prepaid expenses and deposits	1,338
Total assets	$109,940

Liabilities
Accounts payable and accrued liabilities	$27,708
Lease liability	5,681
Other liabilities	12,056
Loan payable	236
Deferred income taxes	9,063
Total liabilities	$54,744
Total identifiable net assets at fair value	$55,196

Consideration transferred
Cash consideration	$52,171
Equity instruments (17,233,950 Common Shares)	39,121
Contingent consideration	4,472
Settlement of pre-acquisition relationship	(89)
Working capital adjustment	(518)
$95,157

Goodwill arising on acquisition	$39,961
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Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Acquisition costs
The Company incurred $3,849 in acquisition-related costs for legal fees and due diligence. Of this amount, $3,778 was recorded in the statement of operations and comprehensive loss, while $71 was capitalized as share issuance costs

Contingent Consideration
In addition to the consideration paid on the date of acquisition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling P30D-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. As at the acquisition date, the fair value of the contingent consideration was estimated to be $4,472.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged PKF O'Connor Davies ("PKF") to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s Annual Financial Statements, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, the Company’s independent registered public accounting firm, has audited the Company's Annual Financial Statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2024.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of December 31, 2024 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by the Company but that was scoped out of the evaluation of DCP and ICFR was Motif (acquired effective December 6, 2024).

Excluding goodwill and intangible assets, Motif constitutes approximately $50,002 of the Company’s current assets, $75,610 of total assets, $40,000 of current liabilities and $54,744 of total liabilities as of the acquisition date. During the three months ended
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December 31, 2024, Motif contributed $7,581 of gross revenue and a net loss of $1,071, respectively to the Company's consolidated results. As of the date of this MD&A the purchase price allocation for the acquisition is not yet finalized.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the recently acquired entity, Motif. Management, with oversight from the Audit Committee, also continues to implement remediation measures related to the material weaknesses as at September 30, 2024 as outlined below in the "Status of Remediation Plan" section. Aside from above noted acquisition, there have been no material changes to the Company’s ICFR during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2024, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2024, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•Management review controls to ensure the completeness and accuracy of complex spreadsheets used for biological assets and inventory were not designed or operating effectively; and
•The Company had ineffective general IT controls related to security and administration and monitoring of service organizations.

As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls .

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weaknesses are remediated in Fiscal 2025.

The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2025. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design and operational effectiveness.

•We continued to engage internal control specialists that assisted management in evaluating internal controls and in designing remediation plans.
•Under the direction of the Chief Information Officer and the Director of IT, the Company continued to make progress in remediating IT general controls, in particular with respect to monitoring of service organizations..
•We have implemented and will continue to improve the robustness of controls intended to evaluate information from organizations providing services to the Company.
•We continued to streamline and enhance our documentation of our review over complex spreadsheet models related to biological assets and inventory. In particular:
◦we have re-assigned the responsibility for preparing and reviewing the spreadsheets to personnel that have the skills and experience required to perform the task;
◦we have streamlined and simplified the models and enhanced review documentation requirements by adding mandatory checklists to all models; and
◦we have trained all personnel involved in enhancing the documentation and emphasized the importance of compliance.

Following the continued substantial improvement and remediation of the material weakness described above, senior management has discussed the material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions will contribute to the remediation of material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While
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significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weaknesses identified before the end of Fiscal 2025. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at December 31, 2024 approximates $163,105 (September 30, 2024 – $211,306).

As of December 31, 2024 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2024	SEPTEMBER 30, 2024
0-60 days	$40,233	$32,349
More than 60 days	6,619	5,502
Gross trade receivables	$46,852	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(6,313)	(5,196)
	$40,539	$32,655

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At December 31, 2024, the Company had $44,298 (September 30, 2024 – $106,745) of cash and working capital of $162,532 (September 30, 2024 – $208,897). Further, the Company may potentially access debt and/or equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$63,340	$63,340	$63,340	$—	$—	$—
Long-term debt	70	70	60	10	—	—
Lease obligations	9,868	12,899	2,037	3,105	3,122	4,635
	$73,278	$76,309	$65,437	$3,115	$3,122	$4,635

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,824 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company’s revenues during the three months ended December 31, 2024), corporations (three
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of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks of significant changes or developments with respect to domestic and international customs, tariffs, and trade policies, corresponding or retaliatory actions by other countries and related uncertainties
Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the territories and countries where the Company operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the financial results and profitability of the Company. On February 1, 2025, the U.S. administration signed executive orders imposing, effective February 4, 2025, a 25% levy on imports from Canada and Mexico, a 10% tariff on energy products from Canada, and an additional 10% tariff on goods imported from China. The U.S. reserved the ability to increase or expand the scope of such tariffs against Canada should Canada retaliate against the U.S. In response, Canada announced, on February 1, 2025, that it would retaliate by imposing a 25% tariff on specified U.S. products, to come into effect in February 2025, and it would also consider non-tariff measures that could affect exports to the U.S. including critical minerals, energy and government procurement. While a month-long delay on tariffs against Canada and Mexico was subsequently announced by the U.S. administration on February 3, 2025, and the originally announced retaliatory measures by Canada and any potential countermeasures by Mexico have not been implemented, there was no similar delay announced by the U.S. administration with respect to the tariffs against China which came into effect on February 4, 2025. China subsequently announced retaliatory tariffs on selected U.S. imports and other non-tariff measures on February 4, 2025. The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have negative impact on the Canadian and global economy and may adversely affect the Company’s business operations and financial condition.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(viii) Risks related to international sales
The Company currently exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each export jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products. In Israel, a potential dumping tariff on cannabis imports may impact the Company's ability to resume exports to this jurisdiction.

In January 2024, the Israeli government notified the Company that it was the subject of the Anti-Dumping Investigation in respect of its cannabis exports to Israel. The Company last shipped products to Israel in the second quarter of fiscal year 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Israeli Anti-Dumping Investigation may result in risks to future shipments to Israel including potential imposition of a dumping duty on Israeli importers of Canadian cannabis exports. In July 2024, a preliminary determination was issued by the Israeli Anti-Dumping Commissioner, finding dumping by all Canadian exporters, including the Company. In November 2024, the Commissioner issued a final determination affirming the finding of dumping, despite data to the contrary. In December 2024, the Commissioner's decision was reviewed by an Advisory Committee comprised of Israeli government officials, but no decision has yet been reached. The Company has continued to advance its position that it has not engaged in dumping. A final decision on the question of dumping is expected in 2025.

(x)Israel-Hamas War and Conditions in Israel
On October 7, 2023, a war began between the terrorist organization Hamas and Israel. Although a temporary ceasefire was reached, the Company continues to monitor the conflict in Israel and the impacts the conflict has had and potential impacts the conflict could have on the Company's business in Israel. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted. Any losses or damages incurred by the Company could have a material adverse effect on its business.

(xi) Information Systems Risk
The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or
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communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

During fiscal year 2023 and Fiscal 2024, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

The Company is in the midst of implementing Phase 3 of its ERP system, D365 Advanced Manufacturing ("Phase 3"). The design and implementation of Phase 3 requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the implementation. The Company may not be able to implement Phase 3 successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement Phase 3 as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023    32